                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                                 TUBOSCOPE INC.
                           ------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                       --------------------------------
                         (Title of Class of Securities)

                                  898600 10 1
                             ---------------------
                                 (CUSIP Number)

                                Wallace K. Chan
                           Varco International, Inc.
                            743 North Eckhoff Street
                           Orange, California  92868
                            Tel No.: (714) 978-1900
                   -----------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                                With a copy to:
                              Larry M. Meeks, Esq.
                            Pircher Nichols & Meeks
                            1999 Avenue of the Stars
                         Los Angeles, California 90067
                           Telephone: (310) 201-8900

                                 March 22, 2000
              --------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 898600 10 1

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Varco International, Inc.
     I.R.S. Employer Identification No. 95-0472620

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a)   [_]

                                                                       (b)   [_]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

               WC, BK

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)            [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

7.   SOLE VOTING POWER:                8,908,653 Shares*

8.   SHARED VOTING POWER:              None

9.   SOLE DISPOSITIVE POWER:           8,908,653 Shares*

10.  SHARED DISPOSITIVE POWER:         None

11.  AGGREGATE AMOUNT BENEFICIALLY
     OWNED BY REPORTING PERSON:        8,908,653  Shares*

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                  [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     16.6%

14.  TYPE OF REPORTING PERSON:                               CO


* Varco International, Inc. ("Varco") has the right, under certain circumstances, to purchase up to 8,908,653 shares of the Common Stock, $.01 par value, of Tuboscope Inc. ("Tuboscope Common Stock") pursuant to the terms and conditions of the Tuboscope Stock Option Agreement, dated as of March 22, 2000, between Tuboscope and Varco. This option is not currently exercisable, and until the option becomes exercisable and is exercised, Varco does not have any right to vote (or to direct the voting of) or dispose (or to direct the disposition of) any shares of Tuboscope Common Stock that may be purchased upon exercise of the option. Accordingly, Varco expressly disclaims beneficial ownership of all shares of Tuboscope Common Stock that may be purchased upon exercise of the option.

Item 1.  Security and Issuer.

This statement on Schedule 13D (this "Statement") relates to the Common Stock, $.01 par value per share (the "Tuboscope Common Stock"), of Tuboscope Inc., a Delaware corporation ("Tuboscope"). The principal executive offices of Tuboscope are located at 2835 Holmes Road, Houston, Texas 77051.

Item 2.  Identity and Background.

The name of the person filing this Statement is Varco International, Inc., a California corporation ("Varco"), with its principal office at 743 North Eckhoff Street, Orange, California 92868. Varco and its subsidiaries design, manufacture, sell and rent drilling tools, equipment and integrated systems and rig instrumentation used for oil and gas well drilling. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Varco is set forth on Schedule A hereto.

During the last five years, neither Varco, nor to the best of its knowledge, any of the persons listed on Schedule A attached hereto nor any other person controlling Varco, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

As more fully described in Item 4 hereof, Varco has entered into the Tuboscope Stock Option Agreement (as defined in Item 4 below) with Tuboscope. Pursuant to the Tuboscope Stock Option Agreement, Tuboscope has, among other things, granted Varco an irrevocable option (the "Option") to acquire up to 8,908,653 shares of Tuboscope Common Stock (subject to adjustment), at an exercise price per share equal to $17.00 (the "Exercise Price"). The Option may only be exercised upon the happening of certain events, which are outlined in Item 4 hereof. If the Option were to become exercisable, the aggregate exercise price required to purchase all shares of Tuboscope Common Stock subject to the Option would be $151,447,101. At any time that the Option is exercisable pursuant to its terms, Varco may elect, in lieu of exercising the Option to purchase Tuboscope Common Stock in whole or in part, to require Tuboscope to pay to Varco an amount per share (the "Spread") equal to the excess, if any, over the Exercise Price of the higher of (x) the Alternative Purchase Price (as such term is defined in the Tuboscope Stock Option Agreement) and (y) the average of the closing sales prices of the Tuboscope Common Stock on the New York Stock Exchange ("NYSE") for the five trading days ending five days prior to the date notice is given by Varco to Tuboscope. Varco currently anticipates that all funds to be paid by it upon any exercise of the Option would be provided by available working capital and borrowings under its existing Credit Agreement with Union Bank of California, N.A., Morgan Guaranty Trust Company of New York, and The Chase Manhattan Bank, or other credit facilities to be arranged prior to exercise.

No monetary consideration was paid by Varco to Tuboscope in connection with entering into the Merger Agreement (as such term is defined in Item 4 below) or the Tuboscope Stock Option Agreement. The description of the Tuboscope Stock Option Agreement contained herein is qualified in its entirety by reference to the Tuboscope Stock Option Agreement which is included as Exhibit 10.2 to the Current Report on Form 8-K filed by Varco on March 24, 2000.

Item 4.  Purpose of Transaction.

On March 22, 2000, Varco and Tuboscope entered into a stock option agreement, dated as of March 22, 2000 (the "Tuboscope Stock Option Agreement") pursuant to which Tuboscope granted Varco the Option to purchase up to 8,908,653 shares of Tuboscope Common Stock at the Exercise Price. The number of shares subject to the option is subject to adjustment in certain circumstances, provided that the aggregate number of shares purchasable by Varco upon the exercise of the Option may not exceed 19.9% of the total outstanding shares of Tuboscope Common Stock immediately prior to the time of such exercise. The Option will, subject to certain limitations, become exercisable upon the occurrence of an event the result of which is that Varco is entitled to receive the Tuboscope Termination Fee (as such term is defined in the Merger Agreement) pursuant to Section 8.03(c) of the Merger Agreement (a "Purchase Event"), as more fully set forth in the Tuboscope Stock Option Agreement and the Merger Agreement. In no event may the Total Profit (as such term is defined in the Tuboscope Stock Option Agreement) of Varco in respect of the Stock Option Agreement and the Tuboscope Termination Fee exceed $35 million. In addition, in no event may the Option be exercised for a number of shares as would, as of the date of the notice of exercise, result in a Notional Total Profit (as such term is defined in the Tuboscope Stock Option Agreement) to Varco in respect of the Option and the Tuboscope Termination Fee in excess of $35 million. No Purchase Event has occurred at the time of this filing.

As described under Item 3 above, at any time that the Option is exercisable pursuant to its terms, Varco may elect, in lieu of exercising the Option in whole or in part, to require Tuboscope to pay to Varco an amount per share equal to the Spread. In addition, in the event that Varco exercises the Option, at any time prior to 30 days after the first anniversary of the Merger Termination Date (as such term is defined in the Tuboscope Stock Option Agreement) Varco may require Tuboscope to repurchase any shares purchased upon such exercise at a price per share equal to the greater of (i) the Alternative Purchase Price (as such term is defined in the Tuboscope Stock Option Agreement) and (ii) the average of the closing sales prices of Tuboscope Common Stock on the NYSE for the five trading days prior to the date notice is given by Varco to Tuboscope.

Tuboscope generally has a right of first refusal over any shares purchased by Varco pursuant to the Option until earlier of (i) the occurrence of a Change in Control Event (as such term is defined in the Tuboscope Stock Option Agreement) and (ii) 30 days after the first anniversary of the Merger Termination Date. In addition, if a Change in Control Event has not occurred prior to the first anniversary of the Merger Termination Date, Tuboscope has the right exercisable for 30 days following such anniversary to repurchase all, but not less than all, of the shares purchased pursuant to the Option at the greater of (i) the Exercise Price and (ii) the average closing price of Tuboscope Common Stock on the NYSE for the five trading days ending five days prior to the date notice is given by Tuboscope to Varco.

Varco will have certain rights to require the registration under applicable securities laws of any shares purchased pursuant to the Option if required for sale of the shares.

Varco has granted to Tuboscope a substantially similar option to purchase up to 13,023,985 shares of Varco's Common Stock, at an exercise price of $14.56 per share pursuant to a stock option agreement (the "Varco Stock Option Agreement"), dated as of March 22, 2000, the provisions of which substantially correspond to the related provisions of the Tuboscope Stock Option Agreement. Reference is hereby made to the Varco Stock Option Agreement and the Tuboscope Stock Option Agreement (together, the "Stock Option Agreements"), which are included as Exhibits 10.1 and 10.2, respectively, to the Current Report on Form 8-K filed by Varco on March 24, 2000, for the full text of their terms, including the conditions upon which they may be exercised. The Stock Option Agreements are incorporated herein by reference in their entirety.

The Option was granted by Tuboscope as an inducement to Varco to enter into the Agreement and Plan of Merger (the "Merger Agreement") dated as of March 22, 2000, by and between Tuboscope and Varco. Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein (including approval by the stockholders of Tuboscope and Varco and various regulatory agencies), Varco will merge with and into Tuboscope (the "Merger") with Tuboscope continuing as the surviving corporation (the "Surviving Corporation"), and each issued and outstanding share of Varco's Common Stock (other than dissenting shares and any shares owned by Varco or Tuboscope) will be converted into 0.7125 shares of Tuboscope Common Stock. If the Merger is consummated, the Option expires and cannot be exercised.

Pursuant to the Merger Agreement, at the effective time of the Merger, the certificate of incorporation of Tuboscope will be amended to change its name to Varco International, Inc., and as so amended, will be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law. The by-laws of Tuboscope, as in effect immediately prior to the effective time of the Merger, will be the by-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

If the Merger is consummated, the initial Board of Directors of the Surviving Corporation will consist of 10 members, five to be designated by Tuboscope and five to be designated by Varco. At the effective time of the Merger, Varco's Chairman and Chief Executive Officer, George Boyadjieff, will be the Chairman and Chief Executive Officer of the Surviving Corporation, Tuboscope's President and Chief Executive Officer, John Lauletta, will be President and Chief Operating Officer of the Surviving Corporation, and Tuboscope's Chief Financial Officer, Joseph Winkler, will be Chief Financial Officer of the Surviving Corporation.

Reference is hereby made to the Merger Agreement, which is included as Exhibit
2.1 to the Current Report on Form 8-K filed by Varco on March 24, 2000, for the full text of the terms and conditions of the Merger. The Merger Agreement is incorporated herein by reference in its entirety.

Item 5.  Interest in Securities of the Issuer.

Pursuant to the Option, the Company has the right under certain circumstances to purchase up to 8,908,653 shares of Tuboscope Common Stock at the Exercise Price, subject to adjustment in certain events; provided, however, that in no event will the number of shares for which the Option is exercisable exceed 19.9% of the shares of Tuboscope Common Stock issued and outstanding immediately prior to the time of exercise (without giving effect to the shares issued or issuable under the Option). The Option becomes exercisable under certain conditions described in Item 4 hereof. Based on the number of shares of Tuboscope Common Stock outstanding on March 15, 2000, as represented by Tuboscope in the Merger Agreement, Varco would beneficially own 16.6% of the shares of Tuboscope Common Stock if the Option were exercised in full. Varco would have sole voting and dispositive power with respect to any shares acquired upon exercise of the Option, subject to Tuboscope's right of refusal and repurchase rights described in Item 4 hereof.

Until the Option is exercised (if at all), Varco has no right to receive dividends from, or the proceeds from the sale of, the shares of Tuboscope Common Stock subject to the Option. If the Option is exercised by Varco, Varco or its designee, if any, would have the sole right to receive dividends on the shares of Tuboscope Common Stock acquired pursuant thereto.

Prior to the Option's becoming exercisable and being exercised, Varco expressly disclaims beneficial ownership of the shares of Tuboscope Common Stock subject to the Option. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Varco is the beneficial owner of the shares of Tuboscope Common Stock subject to the Option for purposes of
Section 13(d) or 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose and such beneficial ownership is hereby expressly disclaimed.

Other than in connection with the Option, neither Varco nor, to the best knowledge of Varco, any of the persons listed on Schedule A hereto beneficially owns any shares of Tuboscope Common Stock. No transactions in Tuboscope Common Stock were effected by Varco, or, to the best knowledge of Varco, any of the persons listed on Schedule A hereto, during the preceding 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the Merger Agreement and the Stock Option Agreements, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Varco, or to the best knowledge of Varco, any of the persons enumerated in Item 2 and Schedule A, and any other person, with respect to any securities of Tuboscope, including, but not limited to, transfer or voting of any of Tuboscope's securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

     Exhibit 1: Agreement and Plan of Merger, dated as of March 22, 2000, by and between Varco International, Inc., a California corporation, and Tuboscope Inc., a Delaware corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Varco International, Inc. filed on March 24,
2000).

     Exhibit 2: Varco Stock Option Agreement, dated as of March 22, 2000, by and between Tuboscope Inc., a Delaware corporation, as grantee, and Varco International, Inc., a California corporation, as grantor (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Varco International, Inc. filed on March 24, 2000).

     Exhibit 3: Tuboscope Stock Option Agreement, dated as of March 22, 2000, by and between Varco International, Inc., a California corporation, as grantee, and Tuboscope Inc., a Delaware corporation, as grantor (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Varco International, Inc. filed on March 24, 2000).

                                  SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  March 31, 2000

                    VARCO INTERNATIONAL, INC.

                    By:  /s/ Donald L. Stichler
                         ----------------------
                         Donald L. Stichler
                         Vice President, Controller-Treasurer
                         and Secretary

                                  SCHEDULE A

     DIRECTORS AND EXECUTIVE OFFICERS OF VARCO INTERNATIONAL, INC.

     The name, citizenship, business address, title, present principal occupation or employment of each of the directors and executive officers of Varco International, Inc. are set forth below.

     Name/Citizenship*                        Position                         Employment and Address
----------------------------   --------------------------------------   ------------------------------------
Walter B. Reinhold             Chairman Emeritus/Director and           c/o Varco International, Inc.
                               Consultant                               743 North Eckhoff Street
                                                                        Orange, California  92868

George I. Boyadjieff           Chairman of the Board and Chief          c/o Varco International, Inc.
                               Executive Officer and Director           743 North Eckhoff Street
                                                                        Orange, California  92868

Michael W. Sutherlin           President and Chief Operating Officer    c/o Varco International, Inc.
                                                                        743 North Eckhoff Street
                                                                        Orange, California  92868
Wallace K. Chan                Vice President-Finance and Chief         c/o Varco International, Inc.
                               Financial Officer                        743 North Eckhoff Street
                                                                        Orange, California  92868

Richard A. Kertson             Retired Vice President-Finance and       c/o Varco International, Inc.
                               Chief Financial Officer                  743 North Eckhoff Street
                                                                        Orange, California  92868

Donald L. Stichler             Vice President, Controller-Treasurer     c/o Varco International, Inc.
                               and Chief Accounting Officer and         743 North Eckhoff Street
                               Secretary                                Orange, California  92868


Robert J. Gondek               Vice President and President - M/D       c/o Varco International, Inc.
                               Totco Division                           743 North Eckhoff Street
                                                                        Orange, California  92868

Mark A. Merit                  Vice President and President -           c/o Varco International, Inc.
                               Shaffer Division                         743 North Eckhoff Street
                                                                        Orange, California  92868

Roger D. Morgan                Vice President and President - Varco     c/o Varco International, Inc.
                               Systems Division                         743 North Eckhoff Street
                                                                        Orange, California  92868



 Name/Citizenship*                        Position                         Employment and Address
----------------------------   --------------------------------------   ------------------------------------

Dietmar Neidhardt              President - Rigtech Division             c/o Varco International, Inc.
                                                                        743 North Eckhoff Street
                                                                        Orange, California  92868
James G. Renfro                President - Varco BJ Division            c/o Varco International, Inc.
                                                                        743 North Eckhoff Street
                                                                        Orange, California  92868
George S. Dotson               Director                                 Director and Vice President
                                                                        Helmerich & Payne, Inc.
                                                                        1579 E. 21st Street
                                                                        Tulsa, Oklahoma  74114
Andre R. Horn                  Director                                 (Retired Chairman of the Board of
                                                                        Joy Manufacturing)
                                                                        c/o Varco International, Inc.
                                                                        743 North Eckhoff Street
                                                                        Orange, California  92868
Jack W. Knowlton               Director                                 President
                                                                        The Knowlton Company
                                                                        369 San Miguel, Suite 200
                                                                        Newport, Beach, California  92660
Leo J. Pircher                 Director                                 Partner
                                                                        Pircher, Nichols & Meeks
                                                                        1999 Avenue of the Stars
                                                                        Suite 2600
                                                                        Los Angeles, California  90067
Carroll W. Suggs               Director                                 Chairman of the Board, President
                                                                        and CEO
                                                                        Petroleum Helicopters, Inc.
                                                                        2121 Airline Highway, Suite 400
                                                                        Metaire, Louisiana  70001
Robert A. Teitsworth           Director
                                                                        Independent oil and gas producer
                                                                        Foothill Properties
                                                                        250 Newport Center Dr.
                                                                        Suite 306
                                                                        Newport Beach, California  92660
Eugene R. White                Director
                                                                        (Retired Chairman of the Board of
                                                                        Amdahl Corporation)
                                                                        c/o Varco International, Inc.
                                                                        743 North Eckhoff Street
                                                                        Orange, California 92868



 Name/Citizenship*                        Position                         Employment and Address
----------------------------   --------------------------------------   ------------------------------------

James D. Woods                 Director
                                                                        (Chairman Emeritus of Baker Hughes
                                                                        Incorporated)
                                                                        6602 Chase Tower
                                                                        600 Travis
                                                                        Houston, Texas 77002

*Each person listed is a citizen of the United States, except Dietmar Neidhardt, who is a citizen of the Federal Republic of Germany.

                               INDEX OF EXHIBITS

     Exhibit 1: Agreement and Plan of Merger, dated as of March 22, 2000, by and between Varco International, Inc., a California corporation, and Tuboscope Inc., a Delaware corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Varco International, Inc. filed on March 24,
2000).

     Exhibit 2: Varco Stock Option Agreement, dated as of March 22, 2000, by and between Tuboscope Inc., a Delaware corporation, as grantee, and Varco International, Inc., a California corporation, as grantor (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Varco International, Inc. filed on March 24, 2000).

     Exhibit 3: Tuboscope Stock Option Agreement, dated as of March 22, 2000, by and between Varco International, Inc., a California corporation, as grantee, and Tuboscope Inc., a Delaware corporation, as grantor (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Varco International, Inc. filed on March 24, 2000).